

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2013

<u>Via Email</u>
Mr. Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

  Re: **Woodward, Inc.**
    Form 10-K for the Fiscal Year Ended September 30, 2012
    Filed November 15, 2012
    File No. 000-08408

Dear Mr. Weber:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin L. Vaughn

      Kevin L. Vaughn
      Accounting Branch Chief